February 13, 2026

Doron Kempel
Chief Executive Officer
TG-17, Inc.
85 Broad Street
New York, New York 10004

       Re: TG-17, Inc.
           Draft Registration Statement on Form S-1
           Submitted February 11, 2026
           CIK No. 377-09042
Dear Doron Kempel:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rule 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Marion Graham at 202-551-6521 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:    Joe Laxague